UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               Motient Corporation
                        ---------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                    619908304
                                -----------------
                                 (CUSIP Number)

                                December 31, 2005
              -----------------------------------------------------
              (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [X] Rule 13d-1(b)

      [_] Rule 13d-1(c)

      [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 9 Pages

CUSIP No. 619908304                    13G
--------------------------------------------------------------------------------
1) NAMES OF REPORTING PERSONS                      JGD Management Corp.

   IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3) SEC USE ONLY
--------------------------------------------------------------------------------
4) CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware
--------------------------------------------------------------------------------
NUMBER OF      5)  SOLE VOTING POWER                          4,758,380
SHARES             -------------------------------------------------------------
BENEFICIALLY   6)  SHARED VOTING POWER                              -0-
OWNED BY           -------------------------------------------------------------
EACH           7)  SOLE DISPOSITIVE POWER                     4,758,380
REPORTING          -------------------------------------------------------------
PERSON WITH    8)  SHARED DISPOSITIVE POWER                         -0-
                   -------------------------------------------------------------
9) AGGREGATE AMOUNT BENEFICIALLY OWNED                        4,758,380
    BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS)                               [ ]
--------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    Approximately 7.5%
--------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                      CO
--------------------------------------------------------------------------------


                                Page 2 of 9 Pages

                                Explanatory Note

Reference is made to the Statement on Schedule 13G filed by James G. Dinan on May 16, 2002 and the subsequently filed amendments thereto, which are collectively referred to as the "Original Schedule 13G". This filing amends the Original Schedule 13G.

                                Page 3 of 9 Pages

--------------------------------------------------------------------------------
Item 1(a).     Name of Issuer:                      Motient Corporation
--------------------------------------------------------------------------------
Item 1(b).     Address of Issuer's Principal Executive Offices:

               300 Knightsbridge Pkwy.
               Lincolnshire, IL 60069
--------------------------------------------------------------------------------
Item 2(a).     Name of Person Filing:

               This Schedule is being filed by JGD Management Corp. ("JGD"), a Delaware corporation, with respect to:

                 (i) 485,347 shares of Common Stock (which consist of (a)
               346,714 shares of Common Stock, (b) warrants to purchase 109,426 shares of Common Stock and (c) 963 shares of the issuer's Series B Convertible Preferred Stock (the "Preferred Series B shares"), which are convertible into 29,207 shares of Common Stock) directly owned by York Capital Management, L.P. ("York Capital"), a Delaware limited partnership;

                 (ii) 1,897,204 shares of Common Stock (which consist of (a)
               1,371,875 shares of Common Stock, (b) warrants to purchase 409,863 shares of Common Stock and (c) 3,807 Preferred Series B shares, which are convertible into 115,466 shares of Common Stock) directly owned by York Investment Limited ("York Investment"), a corporation organized under the laws of the Commonwealth of The Bahamas;

                 (iii) 516,778 shares of Common Stock (which consist of (a)
               432,376 shares of Common Stock, (b) warrants to purchase 46,308 shares of Common Stock and (c) 1,256 Preferred Series B shares, which are convertible into 38,094 shares of Common Stock) directly owned by York Select, L.P. ("York Select"), a Delaware limited partnership;

                 (iv) 763,881 shares of Common Stock (which consist of 594,717 shares of Common Stock, (b) warrants to purchase 124,003 shares of Common Stock and (c) 1,489 Preferred Series B shares, which are convertible into 45,161 shares of Common Stock) directly owned by York Credit Opportunities Fund, L.P. ("York Credit Opportunities"), a Delaware limited partnership;

                 (v) 356,074 shares of Common Stock (which consist of (a)
               298,420 shares of Common Stock, (b) warrants to purchase 31,631 shares of Common Stock and (c) 858 Preferred Series B shares, which are convertible into 26,023 shares of Common Stock) directly owned by York Select Unit Trust ("York Select Trust"), a trust organized under the laws of the Cayman Islands;


                                Page 4 of 9 Pages

                 (vi) 557,183 shares of Common Stock (which consist of (a)
               470,635 shares of Common Stock, (b) warrants to purchase 47,483 shares of Common Stock and (c) 1,288 Preferred Series B shares, which are convertible into 39,065 shares of Common Stock) directly owned by York Global Value Partners, L.P. ("York Global Value"), a Delaware limited partnership;

                 (vii) 126,139 shares of Common Stock (which consist of (a)
               98,943 shares of Common Stock, (b) warrants to purchase 16,915 shares of Common Stock and (c) 339 Preferred Series B shares, which are convertible into 10,281 shares of Common Stock) directly owned by York/Green Capital Partners, L.P. ("York/Green Capital"), a Delaware limited partnership;

                 (viii) 50,000 shares of Common Stock directly owned by York
               Enhanced Strategies Fund, LLC ("York Enhanced Strategies"), a Delaware limited liability company; and

                 (ix) 5,774 shares of Common Stock directly owned by certain other accounts ("Managed Accounts").

               The general partners of York Capital, York Select, York Credit Opportunities, York Global Value and York/Green Capital and the managers of York Investment, York Select Trust and York Enhanced Strategies have delegated certain management and administrative duties of such funds to JGD. In addition, JGD manages the Managed Accounts. Accordingly, JGD may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule.

               The Dinan Family Foundation (the "Foundation"), a New York not-for-profit corporation, owns 38,000 shares of Common Stock. James G. Dinan, who is the sole shareholder and a director of JGD, is the President and Treasurer, and a member of the Board of Directors, of the Foundation. Consequently, Mr. Dinan may be deemed to be the beneficial owner of all shares of Common Stock directly owned by the Foundation. JGD itself disclaims beneficial ownership of all shares of Common Stock directly owned by the Foundation.
--------------------------------------------------------------------------------


                                Page 5 of 9 Pages

--------------------------------------------------------------------------------
Item 2(b).     Address of Principal Business Office or, if None, Residence:

               The principal business office address of JGD is:

               c/o York Capital Management
               767 Fifth Avenue
               17th Floor
               New York, New York 10153
--------------------------------------------------------------------------------
Item 2(c).     Citizenship:  The place of organization of JGD is Delaware.
--------------------------------------------------------------------------------
Item 2(d).     Title of Class of Securities: Common Stock,
                                               $.01 par value per share
--------------------------------------------------------------------------------
Item 2(e).     CUSIP Number: 619908304
--------------------------------------------------------------------------------
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            (a)[_] Broker or dealer registered under section 15 of the Act (15
                  U.S.C.78o).
            (b)[_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                  78c).
            (c)[_] Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c).
            (d)[_] Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C 80a-8).
            (e)[X] An investment adviser in accordance with
                  ss.240.13d-1(b)(1)(ii)(E);
            (f)[_] An employee benefit plan or endowment fund in accordance with
                  ss.240.13d-1(b)(1)(ii)(F);
            (g)[_] A parent holding company or control person in accordance with
                  ss.240.13d-1(b)(1)(ii)(G);
            (h)[_] A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);
            (i)[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
            (j)[_] Group, in accordance with ss.240.13d-1 (b)(1)(ii)(J).

--------------------------------------------------------------------------------


                                Page 6 of 9 Pages

--------------------------------------------------------------------------------
Item 4.     Ownership.

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
            Item 1.

     (a) Amount beneficially owned:                                   4,758,380

     (b) Percent of class:                                                  7.5%

     (c) Number of shares as to which the person has:

         (i) Sole power to vote or to direct the vote                 4,758,380

         (ii) Shared power to vote or to direct the vote                     -0-

         (iii) Sole power to dispose or to direct the disposition of  4,758,380

         (iv) Shared power to dispose or to direct the disposition of       -0-

      The number of shares beneficially owned and the percentage of outstanding shares represented thereby for JGD have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above for JGD is based on an aggregate of 63,616,349 shares of Common Stock, which consists of (i) 62,527,423 shares of Common Stock outstanding as of October 31, 2005, as reported in the issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2005, and (ii) the number of shares of Common Stock issuable to JGD if JGD were to exercise all of its warrants to purchase shares of Common Stock and convert all of its Preferred Series B shares into shares of Common Stock.
--------------------------------------------------------------------------------
Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

--------------------------------------------------------------------------------
Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this statement as beneficially owned by JGD is held by York Capital, York Investment, York Select, York Credit Opportunities, York Select Trust, York Global Value, York/Green Capital, York Enhanced Strategies or the Managed Accounts, as the case may be, all of which are the advisory clients of JGD. JGD itself disclaims beneficial ownership of all shares of


                                Page 7 of 9 Pages

            Common Stock reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.
--------------------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable.
--------------------------------------------------------------------------------
Item 8.     Identification and Classification of Members of the Group.

            Not Applicable.
--------------------------------------------------------------------------------
Item 9.     Notice of Dissolution of Group.

            Not Applicable.
--------------------------------------------------------------------------------


                                Page 8 of 9 Pages

--------------------------------------------------------------------------------
Item 10.    Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
--------------------------------------------------------------------------------


                                    SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:  February 14, 2006
                                    JGD MANAGEMENT CORP.



                                    By:  /s/ Adam J. Semler
                                        ------------------------------------
                                        Adam J. Semler
                                        Chief Financial Officer


                               Page 9 of 9 Pages